March 22, 2002
Via EDGAR


Mr. Albert Yarashus
Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
450 Fifth Street NW
Washington, D.C. 20549

                  Capital Development Group, Inc.
                  Schedule 14C Information Statement (PRE 14C)
                  Filed on March 8, 2002
                  File No. 000-30266

Dear Mr. Yarashus:

         Capital Development Group, Inc. hereby withdraws its Schedule 14C Information Statement (PRE 14C) File No. 000-30266 filed on March 8, 2002 because the document requires further work in order to comply with the requirements of the Securities Exchange Act of 1934, in particular the requirements of Items 12, 13, 1nd 14 of Regulation 14A.

         Please direct any questions to Van Stillman, (561)330-9903.


                                               Very truly yours,


                                               /s/ MICHAEL P. VAHl
                                               -----------------------------
                                               Michael P. Vahl, Chairman